Exhibit 99.1

DHX Media Announces Preliminary Financial Results for its Fiscal 2018 Q4 and Full Year

Strategic Review update and final financial results to be announced
September 25, 2018, with analyst call at 8 a.m. ET that day

HALIFAX, Sept. 13, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, today issued preliminary financial results for its Fiscal 2018 fourth quarter and full year, ended June 30, 2018. Final financial results for Fiscal 2018 will be reported before market opens on September 25, 2018. At that time, the Special Committee of the Company's Board of Directors is also expected to provide an update on its strategic review.

Preliminary Financial Results for Fourth Quarter and Fiscal 2018

DHX Media announces the following preliminary financial results for Q4 2018 and Fiscal 2018:

	Q4 2018	Q4 2017	Fiscal 2018	Fiscal 2017
Revenue	$99 million	$87.6 million	$436 million	$298.7 million
Adjusted EBITDA attributable to DHX Media[1]	$15.5 million to $17.5 million	$23.7 million	$97 million to $99 million	$87.3 million
Cash provided by (used in) operating activities[2]	$8 million	$6.9 million	$13 million	$(6.5 million)
Net loss for the period	($20 million) to ($18 million)	($18.3 million)	($8 million) to ($6 million)	($3.6 million)

			June 30, 2018	June 30, 2017
Cash and cash equivalents			$46 million	$62.1 million[3]

1.	Adjusted EBITDA is not a recognized earnings measure under GAAP and may not be comparable to similar measures presented by other companies, but the Company reports this measure because it believes that it facilities understanding of the results of its operations. See "Use of Non-GAAP Financial Measures" section of the Company's Q3 2018 Management Discussion and Analysis. Adjusted EBITDA reflects only the portion attributable to DHX Media (excluding non-controlling interests). See Table 1 below for a Reconciliation of preliminary results to Adjusted EBITDA.
2.	Fiscal 2018 Cash provided by operating activities includes expenditures of approximately $24.4 million in acquisition and refinancing costs related to the Peanuts and Strawberry Shortcake acquisition.
3.	June 30, 2017 excludes cash held in trust, which was used to repay the Company's former Senior Unsecured Notes including all accrued interest and the early redemption penalty on July 11, 2017.

These preliminary results reflect the ongoing transitioning of the Company as it refocuses the business to enhance margins and cash generation. Top-line growth was primarily driven by the acquisition of Peanuts and Strawberry Shortcake, and by continued strong growth in WildBrain. Excluding acquisitions, revenue for Fiscal 2018 is expected to be down approximately 3% relative to Fiscal 2017. The increase in adjusted EBITDA was the result of the Peanuts and Strawberry Shortcake acquisition, partially offset by declines in proprietary production, distribution (excluding WildBrain) and the consumer products-represented businesses. The net loss, relative to the prior periods, was partially due to lower margins due to the new mix of our business with Peanuts, and a $12 million combined write-down of investment in film, television programs, acquired and library content and intangible assets. Cash provided by operating activities for Fiscal 2018 was $13 million, or $37.4 million before acquisition & related refinancing costs of $24.4 million.

These results are preliminary, and are subject to change, following completion of management's final close process.

"We have taken significant corrective actions to return to strong and sustainable organic growth, which are not yet reflected in our reported results," said Michael Donovan, Executive Chair and CEO, DHX Media. "These actions have included rebuilding the executive team and investing in stronger systems. DHX Media intends to earn back the confidence of shareholders in the value of the Company's assets and the management team's ability to execute and surface value, as it reports results throughout fiscal 2019 and beyond. Management looks forward to discussing these and other developments in more detail on our full earnings call on September 25th. Furthermore, management firmly believes that the recent decline in the Company's share price is not reflective of the current financial health of the business, the value of the Company's assets or the future earnings potential of DHX Media."

Based on these preliminary results, the Company expects the Total Net Leverage Ratio, as defined in the Senior Secured Credit Facilities, to be in the range of 6.0 to 6.1 as compared to a permitted ratio of 7.25 at June 30, 2018. Subsequent to year end, the company used net proceeds from the Sony transaction, totaling US$161.3 million, to repay a portion of the Senior Secured Credit Facilities. As a result of this repayment, the Company estimates that the Total Net Leverage Ratio at June 30, 2018 would have been reduced to less than 5.0 on a pro forma basis.

Table 1: Reconciliation of preliminary results to Adjusted EBITDA

All figures in C$ millions	Q4	Q4	Fiscal	Fiscal
	2018	2017	2018	2017

Net loss for the period	(19)	(18.3)	(7)	(3.6)
Provision for (recovery of) income taxes	(5)	(3.7)	2	1.9

Finance income and finance expense	21	26.4	46	40.5

Amortization of property and equipment and intangible assets	6	5.1	24	17.6

Amortization of acquired and library content	4	2.4	16	10.5

Share-based compensation expense	-	1.5	3	5.9
Acquisition costs	-	9.7	-	9.7

Write-down of investment in film, television programs, acquired and library content and intangible assets	10	0.0	12	1.5

Development, integration and other expense	2	0.7	11	3.4
Adjusted EBITDA	19.0	23.7	107	87.3
Portion of EBITDA attributable to non-controlling interests	(2.5)	-	(9)	-
Adjusted EBITDA attributable to DHX	16.5	23.7	98	87.3

Analyst and Investor Webcast and Conference Call

The Company will report its Fiscal 2018 fourth quarter and full year results before market opens on September 25, 2018. DHX Media senior management will host a live webcast and conference call for investors and analysts at 8:00 a.m. ET on September 25, 2018 to discuss the Company's results. Media are welcome to listen in.

Interested parties may access the live webcast with audio and presentation at the following link: https://event.on24.com/wcc/r/1836701/14B00219A3CE6B6B7E4F9BCB1E74F78A . The webcast will be archived at this link for 30 days.

To listen by phone only, please call +1(888) 231-8191 or +1(647) 427-7450 internationally, and reference conference ID 8980389. Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on +1(855) 859-2056 toll free, under passcode 8980389, until 11:59 p.m. ET, October 2, 2018.

The presentation for the call will also be posted to the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors/.

The audio and transcript will also be permanently archived on the Company's website beginning approximately two days following the event.

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the activities of the Special Committee and the results and timing of its strategic review process, the transitioning of the Company to refocus on margins and cash generation, expectations for financial results and performance of the Company, expected impacts of corrective actions taken by the Company, the health of the Company's business, value of assets and future earnings potential as they relate to the share price of the Company, the business strategies and operational activities of DHX Media and its subsidiaries, estimates of the leverage of the Company, the future growth and financial and operating performance of DHX Media and its subsidiaries, and the timing for release of the Company's Fiscal 2018 results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Special Committee to complete its review, the outcomes from the strategic review process, the ability of the Company to complete its Fiscal 2018 audit process and the outcomes of such audit, the Company's ability to complete its transition and execute on its strategy coming out of such transition, and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 07:00e 13-SEP-18